

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Vincent J. Angotti
Chief Executive Officer
AcelRx Pharmaceuticals, Inc.
1850 Gateway Drive, Suite 175
San Mateo, CA 94404

> **Re: AcelRx Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 22, 2023**
> **File No. 333-275721**

Dear Vincent J. Angotti:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John T. McKenna, Esq.